# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lantern Pharma Inc., CIK 0001763950
CUSIP: 51654W101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1920 McKinney Avenue, 7th Floor, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 03/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 95,000; shared voting power 475,000; sole dispositive power 95,000; shared dispositive power 475,000; aggregate amount beneficially owned 570,000 (5.1% of the class)
  Comment: *Based on 11,254,697 shares of common stock of the issuer (the "Common Stock") outstanding as of March 13, 2026, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

## Item 1. Issuer
Name of issuer: Lantern Pharma Inc.
Address of issuer's principal executive offices: 1920 McKinney Avenue, 7th Floor, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 45,000 shares are held by Tomsat Investment & Trading Co., Inc., a corporation controlled by Mr. Satterfield and of which he serves as President; 250,000 shares are held by Caldwell Mill Opportunity Fund, LLC which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager; 150,000 shares are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; and 30,000 shares of common stock are held by Satterfield Vintage Investments, L.P. Tomsat Investment & Trading Co., Inc. and A.G. Family L.P. jointly own a majority of Satterfield Vintage Investments, L.P.'s equity, and Tomsat Investment & Trading Co., Inc. is the general partner of Satterfield Vintage Investments, L.P.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (04/03/2026)